EXHIBIT 1




                                Michael R. Drayne
                              814 Woodside Parkway
                          Silver Spring, Maryland 20910


September  20,  2000

Board  of  Directors  of  Monarch  Services,  Inc.
4517  Harford  Road
Baltimore,  MD  21214

To  the  Board  of  Directors  of  Monarch  Services,  Inc.:

I am offended and gravely concerned by your oversight of the company's affairs, and wish to express and explain my insistence that an abrupt change of course is in order.

Monarch Services is owned by its shareholders. These shareholders have installed you as directors for the sole purpose of serving as guardians of their investment. Your obligation is to see that the company's affairs are managed so as to protect and promote an increase in our investment's value.

Monarch's  board  can  no  longer  be  said  to  be  fulfilling this obligation.

One example of a lack of proper concern for the shareholders' interests is the company's large cash balance. The board has never justified to the shareholders its decision to retain custody of such outsized cash balances. I believe that most shareholders have invested in the company believing it to be a magazine publisher, not a "blind pool." The funds should be returned to the shareholders if they are not required to support the company's current or proposed operations. Any other use of the funds should be put to a shareholder vote. The current depressed stock price makes clear that the failure to take proper action with respect to these funds has been to the detriment of shareholder value.

Last year we learned that the directors had bestowed upon themselves cash bonuses totaling $100,000. This seemed an extraordinarily generous amount for the board of a small company to be directing to itself at a time when the after-tax operating earnings of the publishing business could only have been a few hundred thousand dollars more, and the stock price had been flat for a full decade.

As I learned to my horror when I read this year's preliminary proxy statement, however, the board bonus of 1999 was only a warm-up.

The rationale for stock options is described quite well, ironically, in the opening paragraph of Monarch's Omnibus Stock Plan, which expresses the goal of "providing key people with incentives to improve stockholder value." In my view, the proper use of an option program at Monarch would have been to provide an incentive to the management of Girls' Life to continue to improve the revenues and profit margins of the business in the hope of reaping the rewards of this through appreciation of the stock price.

An essential fact about stock options that often gets overlooked is that every dollar of value that results from stock option grants comes from the shareholders - either their cash is reduced or their interest is diluted. The objective of a sound stock option program, therefore, is to promote sensible trade-offs; shareholders should be willing to give up some potential value to ensure that the people who are responsible for creating the value are given the incentive to do so.


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I  believe  the  board's  use of the Omnibus Stock Plan is a disgrace.  Far from using the plan to further the creation of new value by key employees, it appears that the board's principal concern was to enrich itself. It awarded to the directors an extraordinary number of options to buy shares at the current severely depressed price - which depression, after all, is very likely due in part to factors that represent poor governance by the board, such as Eric Dott's poison pill and the failure to appropriately address the issues of shareholder value posed by the cash hoard. The directors have been given a free ride, to be paid for out of the potential rewards for which the shareholders have paid cash.

My analysis is that if, over the vesting period, the stock price merely rose to reflect the intrinsic value of the company today, with no additional creation of value, the windfall to the insiders would be in the neighborhood of $1,000,000. As the holder of approximately 5% of Monarch's shares, Swampoodle L.P.'s contribution toward this largesse would therefore be about $50,000, which is a sizable chunk of the amount it has invested, and a significant diminution of the return I would have expected it to earn by risking its capital in this company. How does their stewardship of our investment entitle the directors to appropriate such a potentially large share of it?

For the outside directors whose own money is not at stake, and who rewarded themselves so handsomely last year, to devalue Swampoodle L.P.'s investment by laying such a large claim to it is unjustified and unseemly. For the controlling shareholders, who already own 37% of the shares, to do so is simply unconscionable.

As if the expression of the board's priorities conveyed by this action was not clear enough, we also have the proposal to reincorporate the company in Maryland. The meaning of this maneuver is so obvious as to render detailed comment superfluous. It is intended to further entrench management, and render the controlling interests immune to the consequences of failing to act according to the interests of the outside shareholders. The preliminary proxy statement's attribution of this proposal to a primary desire to save an annual fee of $3,000 was shameful and dishonest.

As strongly as I would feel about these issues in and of themselves, their true importance results from the implications they have for the future prospects of an investment in Monarch, and their relation to the single most important issue before Monarch's directors and investors: the economic inefficiency of Monarch's status as an independent, publicly-held company.

It seems reasonable to suppose that Girls' Life would have additional opportunities to improve its revenues, and lower its costs, if it were owned by a larger firm that published other magazines. But a more obvious handicap is the drain on earnings of Monarch's corporate overhead, which ensures that the company will have much lower profit margins than its competitors. The direct costs of staying public consume a sizable share of the gross profit generated by the magazine. I expect the costs of filing and registration fees, legal fees, accountant's fees, proxy solicitation fees, stock transfer fees and whatever else is required to remain public are at least $150,000 per year (and this year they would have been much higher).


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The  high  cost  of  Monarch's  public  company status begs the question of what purpose is being served by these expenditures. The reason for a company to be public is because it can be an efficient way of raising large amounts of capital, and because it affords liquidity to its owners. But Monarch doesn't need capital; it has way too much already. And there is barely any liquidity in the market for its shares; a recent sale of 200 shares sent the stock price down almost 10%.

To all this I am sure the response of the board would be that improving business performance will raise the share price so we can all make money. But share prices don't just levitate on their own. They rise because there are consistently more people interested in buying the stock than in selling it. So where are these people going to come from, and what is it that they will see when they consider an investment?

To be sure, they will see a company whose current management developed, from scratch, what is today a thriving magazine. But they will also see the limited liquidity, high expense base, unexplained cash hoard, poison pill, expensive and misleadingly justified reincorporation, and insider self-dealing and destruction of shareholder value via the stock option plan. How many investors are going to be attracted to a $6 million market cap company that evidences contempt for its shareholders?

Many of these issues, it is true, existed at the time Swampoodle initiated its investment in Monarch. For some time, however, I was content, given the undeniable achievement represented by Girls' Life, to give management the opportunity to pursue its own course. My reward for this has been the contents of the preliminary proxy statement, which have made it clear to me that Swampoodle L.P.'s interests, and those of all the public shareholders, demand a different approach.

For these reasons I call upon the board of directors of Monarch Services, Inc., to do the following:

   1.  Postpone  the  company's  2000  Annual  Meeting  of  Stockholders;
   2. Engage a qualified investment banking firm to conduct an independent appraisal of the company's value; and, subsequently,
   3. Propose for a vote at a rescheduled 2000 Annual Meeting of Stockholders whatever course of action will most fully and immediately realize for the public shareholders the value of their investment in the company, whether that be restructuring, sale, liquidation or other actions as may be appropriate.

I appreciate your consideration of this proposal.

Very  truly  yours,


Michael  R.  Drayne


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